SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 15, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On September 30, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing the delivery of the Bougainville, a new building MR2 product tanker of 50,626 dwt, from a South Korean shipyard. The Bougainville has been chartered out to a high quality counterparty for four years at a base rate of $15,356 (net) per day plus 100% profit based on an index, with a ceiling of $20,475 (net) per day; charter base and ceiling rates will increase 2% per annum. Navios Acquisition also announced that the Nave Dorado, a 2005-Japanese built MR2 product tanker of 47,999 dwt, was delivered on September 24, 2013. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File No. 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: October 15, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated September 30, 2013